Paragon Commercial Corporation
3535 Glenwood Avenue
Raleigh, North Carolina 27612

June 14, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: Joshua Samples
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request
Paragon Commercial Corporation
Registration Statement on Form S-1
(File No. 333-211627)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-211627) (as amended, the “Registration Statement”), of Paragon Commercial Corporation (the “Company”), relating to the registration of the Company’s Common Stock, par value $0.008 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on June 15, 2016 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please orally confirm the effectiveness of the Registration Statement with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Todd H. Eveson at (919) 882-7153 or Jonathan A. Greene at (919) 865-2832. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at teveson@wyrick.com and jgreene@wyrick.com.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

PARAGON COMMERCIAL CORPORATION

By:	/s/ Steven E. Crouse
Name:	Steven E. Crouse
Title:	Executive Vice President and Chief Financial Officer

cc:            Wyrick Robbins Yates & Ponton LLP

[Signature Page to Acceleration Request]